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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

___________

Design Within Reach, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

250557105
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(CUSIP Number)

Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
Tel. (646) 432-0600

With a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 250557105
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Advisors, LLC
13-4153005
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Source of Funds (See Instructions)

WC
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6	Citizenship or Place of Organization
Delaware
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Number of	7	Sole Voting Power 2,486,598

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Shares
Beneficially	8	Shared Voting Power 0
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Owned by
Each	9	Sole Dispositive Power 2,486,598
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Reporting
Person With:	10	Shared Dispositive Power 0

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,486,598
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13	Percent of Class Represented by Amount in Row (11)
17.2%
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14	Type of Reporting Person (See Instructions)

IA, HC
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CUSIP No. 250557105
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenn J. Krevlin

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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Source of Funds (See Instructions)

WC
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6	Citizenship or Place of Organization
United States
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Number of	7	Sole Voting Power 2,486,598

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Shares
Beneficially	8	Shared Voting Power 0
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Owned by
Each	9	Sole Dispositive Power 2,486,598
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Reporting
Person With:	10	Shared Dispositive Power 0

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,486,598
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13	Percent of Class Represented by Amount in Row (11)
17.2%
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14	Type of Reporting Person (See Instructions)

IN, HC
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CUSIP No. 250557105
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital Management, LLC
13-4146739
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only

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4	Source of Funds (See Instructions)

WC
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6	Citizenship or Place of Organization
Delaware
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Number of	7	Sole Voting Power 0

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Shares
Beneficially	8	Shared Voting Power 2,486,598
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Owned by
Each	9	Sole Dispositive Power 0
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Reporting
Person With:	10	Shared Dispositive Power 2,486,598

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,486,598
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------------------------------------------------------------------------------------------
13	Percent of Class Represented by Amount in Row (11)
17.2%
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14	Type of Reporting Person (See Instructions)

IA, HC
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CUSIP No. 250557105
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital LP
13-4149785
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Source of Funds (See Instructions)

WC
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6	Citizenship or Place of Organization
Delaware
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Number of	7	Sole Voting Power 0

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Shares
Beneficially	8	Shared Voting Power 1,202,608
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Owned by
Each	9	Sole Dispositive Power 0
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Reporting
Person With:	10	Shared Dispositive Power 1,202,608

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,202,608
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13	Percent of Class Represented by Amount in Row (11)
8.3%
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14	Type of Reporting Person (See Instructions)

PN
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CUSIP No. 250557105
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital Overseas Master Fund LP
98-0426132
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only

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4	Source of Funds (See Instructions)

WC
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6	Citizenship or Place of Organization
Cayman Islands
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Number of	7	Sole Voting Power 0

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Shares
Beneficially	8	Shared Voting Power 743,990
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Owned by
Each	9	Sole Dispositive Power 0
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Reporting
Person With:	10	Shared Dispositive Power 743,990

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

743,990
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13	Percent of Class Represented by Amount in Row (11)
5.1%
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14	Type of Reporting Person (See Instructions)

PN
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This Amendment No. 3 amends the Schedule 13D filed May 18, 2006 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2006 and Amendment No. 2 filed June 1, 2007, and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC, Glenhill Capital LP, and Glenhill Capital Overseas Master Fund LP (the “Reporting Persons”), with respect to the Common Stock of DWRI.  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2	Identity and Background

Item 2 of this Schedule 13D is amended and restated as follows:

The names of the persons filing this statement are Glenhill Advisors, LLC, a Delaware limited liability company, Glenn J. Krevlin, a citizen of the United States, Glenhill Capital Management, LLC, a Delaware limited liability company, Glenhill Capital LP, a Delaware limited partnership, and Glenhill Capital Overseas Master Fund LP, a Cayman Islands Exempted Limited Partnership (each, a “Reporting Person”).

Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP are engaged in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC.  Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC.  Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the Company, managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Company, and sole shareholder of Glenhill Capital Overseas GP, Ltd.  Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund LP, a security holder of the Company.

The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is amended and restated as follows:

The Reporting Persons acquired the 2,486,598 shares of Common Stock to which this Statement relates with investment capital held by the entities listed below as follows:

(a)  Glenhill Capital LP acquired 1,365,389 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $6,464,221.87.  On August 15, 2006, Glenhill Capital LP sold 2,383 shares of Common Stock on the open market.  On January 1, 2007 and July 2, 2007, Glenhill Capital LP transferred 113,811 and 46,587 shares of Common Stock, respectively, to Glenhill Capital Overseas Master Fund LP, resulting in net holdings by Glenhill Capital LP of 1,202,608 shares of Common Stock.

(b)  Glenhill Capital Overseas Master Fund LP, acquired 584,611 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $2,767,749.74.   On August 15, 2006, Glenhill Capital Overseas Master Fund LP sold 1,019 shares of Common Stock on the open market.  On January 1, 2007 and July 2, 2007, Glenhill Capital LP transferred 113,811 and 46,587 shares of Common Stock, respectively, to Glenhill Capital Overseas Master Fund LP, resulting in net holdings by Glenhill Capital Overseas Master Fund LP of 743,990 shares of Common Stock.

(c)  Glenhill Concentrated Long Master Fund LLC acquired 550,000 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $2,603,889.43.  On May 30, 2007, Glenhill Concentrated Long Master Fund LLC sold 375,000 shares of Common Stock on the open market, and, on December 21, 2007, Glenhill Concentrated Long Master Fund LLC acquired 365,000 shares of Common Stock on the open market for a total consideration of $1,434,450, resulting in net holdings by Glenhill Concentrated Long Master Fund LLC of 540,000 shares of Common Stock.

The above amounts of total consideration include any commissions incurred in making of the investments.  The source of these funds was the investment capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is amended and restated as follows:

(a)  As of the close of business on December 21, 2007, Glenn J. Krevlin, Glenhill Advisors, LLC, and Glenhill Capital Management, LLC were the beneficial owners of 2,486,598 shares of Common Stock, which constitute in the aggregate 17.2% of the outstanding shares of Common Stock of the Company based on 14,452,400 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending September 29, 2007 filed by the Company.

As of the close of business on December 21, 2007, Glenhill Capital LP was the beneficial owner of 1,202,608 shares of Common Stock, which constitute in the aggregate 8.3% of the outstanding shares of Common Stock of the Company based on 14,452,400 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending September 29, 2007 filed by the Company.

As of the close of business on December 21, 2007, Glenhill Capital Overseas Master Fund LP was the beneficial owner of 743,990 shares of Common Stock, which constitute in the aggregate 5.1% of the outstanding shares of Common Stock of the Company based on 14,452,400 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending September 29, 2007 filed by the Company.

As of the close of business on December 21, 2007, Glenhill Concentrated Long Master Fund, LLC was the beneficial owner of 540,000 shares of Common Stock, which constitute in the aggregate less than 5% of the outstanding shares of Common Stock of the Company based on 14,452,400 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending September 29, 2007 filed by the Company.

(b)  Each of Glenn J. Krevlin and Glenhill Advisors, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

Each of Glenhill Capital Management, LLC, Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Concentrated Long Master Fund, LLC  has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.  Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.

(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.
Entity	Trade Date	Activity	Quantity	Average Price
Glenhill Concentrated Long Master Fund, LLC	12/21/2007	Purchase	365,000	$3.9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2008

GLENHILL ADVISORS, LLC

By: /s/GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND LP

By: GLENHILL CAPITAL OVERSEAS GP, LTD
General Partner

By: GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member